Exhibit 21.1
Subsidiaries of MGM Growth Properties LLC

Listed below are the majority-owned subsidiaries of MGM Growth Properties LLC as of December 31, 2021.

Subsidiary	Jurisdiction of Incorporation

MGM Growth Properties OP GP LLC	Delaware
MGM Growth Properties Operating Partnership LP	Delaware
MGP Finance Co-Issuer Inc.	Delaware
MGP Lessor Holdings, LLC	Delaware
MGP Lessor, LLC	Delaware
MGM Springfield reDevelopment, LLC	Massachusetts
MGP Yonkers Realty Sub, LLC	New York
YRL Associates L.P.	New York
MGP Lessor II, LLC	Delaware
MGP JV INVESTCO 1 LLC	Delaware
MGP BREIT VENTURE 1 LLC*	Delaware
Mandalay Propco, LLC*	Delaware
MGM Grand Propco, LLC*	Delaware

*MGP BREIT VENTURE 1 LLC is owned 50.1% by MGP JV INVESTCO 1 LLC and 49.9% by BCORE Windmill Parent LLC. MGP BREIT VENTURE 1 LLC is not controlled by the registrant or its subsidiaries and, accordingly it, and its subsidiaries, are not consolidated in the registrant’s financial statements.